UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

RESOURCES CONNECTION, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

76122Q105

(CUSIP Number of Class of Securities)

Herb Mueller

Executive Vice President and Chief Financial Officer

17101 Armstrong Avenue

Irvine, California 92614

Telephone: (714) 430-6400

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

Copy to:

Mark D. Peterson, Esq.

Shelly Heyduk, Esq.

O’Melveny & Myers LLP

610 Newport Center Drive, 17th Floor

Newport Beach, CA 92660

Telephone: (949) 823-6900

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$104,244,224	$12,081.91

*	The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the purchase of 6,515,264 shares of common stock, par value $0.01 per share, at the tender offer price of $16.00 per share.
**	Previously paid. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2017 equals $115.90 per $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $12,081.91	Filing Party: Resources Connection, Inc.
Form or Registration No.: 005-60985	Date Filed: October 18, 2016; November 16, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on October 18, 2016, as amended and supplemented by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the SEC on October 27, 2016 and Amendment No. 2 to the Tender Offer Statement on Schedule TO filed with the SEC on November 16, 2016 (as amended, the “Schedule TO”), by Resources Connection, Inc., a Delaware corporation (“Resources” or the “Company”), in connection with the Company’s offer to purchase up to 6,000,000 shares of its common stock, par value $0.01 per share (the “Shares”), at a price not greater than $16.00 nor less than $13.50 per Share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 18, 2016 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal,” which, together with the Offer to Purchase, as they may be amended or supplemented from time to time, constitute the “Offer”), copies of which were previously filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO.

The purpose of this Amendment No. 3 is to amend and supplement the Schedule TO. Only those items amended are reported in this Amendment No. 3. Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase and the Letter of Transmittal remains unchanged. This Amendment No. 3 should be read in conjunction with the Schedule TO, the Offer to Purchase and the Letter of Transmittal.

Item 11.	Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

“On November 22, 2016, the Company issued a press release announcing the final results of the Offer, which expired at 12:00 midnight, New York City time, on Tuesday, November 15, 2016. A copy of the press release is filed as Exhibit (a)(5)(D) hereto and is incorporated by reference herein.”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(D)    Press release announcing the final results of the Offer, dated November 22, 2016.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RESOURCES CONNECTION, INC.

/s/ Herbert M. Mueller
Name:	Herbert M. Mueller
Title:	Executive Vice President and Chief Financial Officer

Date: November 22, 2016

Index to Exhibits

Exhibit Number	Description

(a)(1)(A)**	Offer to Purchase, dated October 18, 2016.

(a)(1)(B)**	Letter of Transmittal (including IRS Form W-9 and Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).

(a)(1)(C)**	Notice of Guaranteed Delivery.

(a)(1)(D)**	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(E)**	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(F)**	Summary Advertisement, dated October 18, 2016.

(a)(2)	Not Applicable.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)(A)**	Press release announcing commencement of the Offer, dated October 18, 2016.

(a)(5)(B)**	E-mail to employees in connection with the Offer, sent October 18, 2016.

(a)(5)(C)**	Press release announcing the preliminary results of the Offer, dated November 16, 2016.

(a)(5)(D)*	Press release announcing the final results of the Offer, dated November 22, 2016.

(b)	Credit Agreement, dated as of October 17, 2016, among Resources Connection, Inc. and Resources Connection LLC, as Borrowers, certain domestic subsidiaries of Resources Connection, Inc. party thereto, as Guarantors, and Bank of America, N.A., as Lender (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filing of October 17, 2016).

(d)(1)	Stockholders Agreement, dated December 11, 2000, between Resources Connection, Inc. and certain stockholders of Resources Connection, Inc. (incorporated by reference to Exhibit 4.2 to the Company’s Amendment No. 7 to the Company’s Registration Statement on Form S-1 filed on December 12, 2000 (File No. 333-45000)).

(d)(2)	Resources Connection, Inc. 1999 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form S-1 filed on September 1, 2000 (File No. 333-45000)).

(d)(3)	Resources Connection, Inc. Employee Stock Purchase Plan (incorporated by reference to Annex B to the Company’s Proxy Statement filed with the SEC pursuant to Section 14(a) of the Exchange Act on September 11, 2008).

(d)(4)	Resources Connection, Inc. 2004 Performance Incentive Plan (incorporated by reference to Annex A to the Company’s Proxy Statement filed with the SEC pursuant to Section 14(a) of the Exchange Act on September 11, 2008).

(d)(5)	Resources Connection, Inc. 2004 Performance Incentive Plan Nonqualified Stock Option Agreement (incorporated by reference to Exhibit 10.22 to the Company’s Quarterly Report on Form 10-Q for the quarter ended February 28, 2005).

(d)(6)	Resources Connection, Inc. 2004 Performance Incentive Plan Nonqualified Stock Option Agreement (Netherlands) (incorporated by reference to Exhibit 10.23 to the Company’s Quarterly Report on Form 10-Q for the quarter ended February 28, 2005).

(d)(7)	Resources Connection, Inc. 2004 Performance Incentive Plan Incentive Stock Option Agreement (incorporated by reference to Exhibit 10.24 to the Company’s Quarterly Report on Form10-Q for the quarter ended February 28, 2005).

(d)(8)	Sample Restricted Stock Award Agreement (incorporated by reference to Exhibit 99.3 to the Company’s Form 8-K filing of July 15, 2005).

(d)(9)	Employment Agreement, dated July 17, 2008, between Resources Connection, Inc. and Kate W. Duchene (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filing of July 21, 2008).

(d)(10)	Employment Agreement, dated July 30, 2013, between Resources Connection, Inc. and Tracy Stephens (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filing of August 1, 2013).

(d)(11)	Consulting Agreement, effective August 29, 2016, between Nathan Franke and Resources Connection, Inc. (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filing of August 17, 2016).

(d)(12)	Employment Agreement, effective August 29, 2016, between Herb Mueller and Resources Connection, Inc. (incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K filing of August 17, 2016).

(d)(13)	Employment Letter, effective August 29, 2016, between John Bower and Resources Connection, Inc. (incorporated by reference to Exhibit 10.3 to the Company’s Form 8-K filing of August 17, 2016).

(d)(14)	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers (incorporated by reference to Exhibit 10.26 to the Company’s Form 10-K for the year ended May 31, 2008).

(d)(15)	Resources Connection, Inc. Directors’ Compensation Policy (incorporated by reference to Exhibit 10.21 to the Company’s Quarterly Report on Form 10-Q for the quarter ended February 26, 2011).

(d)(16)	Resources Connection, Inc. 2014 Performance Incentive Plan (incorporated by reference to Exhibit 10.22 to the Company’s Form 8-K filing of October 28, 2014).

(d)(17)	Resources Connection, Inc. Employee Stock Purchase Plan (incorporated by reference to Annex B to the Company’s Proxy Statement filed with the SEC pursuant to Section 14(a) of the Exchange Act on September 15, 2014).

(g)	None.

(h)	None.

*	Filed herewith.
**	Previously filed.